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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-25027 |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Global Atlantic Distributors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Financial Plaza, 755 Main Street, 24th Floor
(No. and Street)

| Hartford | CT | 06103 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Jeffrey Harpel | (717) 249-8803 | jeff.harpel@oysterllc.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

| 115 Federal Street | Boston | MA | 02110 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 34 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

February 28, 2025

One Financial Plaza
755 Main Street, 24th Floor
Hartford County
Hartford, Connecticut
United States of America

I, the undersigned, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial report pertaining to the firm of Global Atlantic Distributors, LLC as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____

Robert M. Arena
President
Global Atlantic Distributors, LLC

_____

Notary Public

Subscribed and sworn before me;

This <u>28th</u> day of <u>February 2025</u>



Natalya V Belonozhko
NOTARY PUBLIC
Commonwealth of
Massachusetts
My Commission Expires
4/13/2029

This filing** contains (check all applicable blanks):

☑ (a) Statement of financial condition.
☑ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: __

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

GLOBAL ATLANTIC DISTRIBUTORS, LLC
(SEC File No. 8-25027)


Statement of Financial Condition
As of December 31, 2024


Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a

# PUBLIC DOCUMENT

**GLOBAL ATLANTIC DISTRIBUTORS, LLC**
**Statement of Financial Condition**

## INDEX



**Deloitte & Touche LLP**
115 Federal Street
Boston, MA 02110
USA
Tel:   +1 617 437 2000
Fax:  +1 617 437 2111
www.deloitte.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Managers and Member of Global Atlantic Distributors, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Global Atlantic Distributors, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

**Emphasis of Matter**

As described in Note 2, since the Company has significant transactions with affiliated entities, the financial statement may not be indicative of the financial position had the Company operated as an unaffiliated company. Our opinion is not modified with respect to this matter.

*Deloitte & Touche LLP*

February 28, 2025

We have served as the Company's auditor since 2021.

GLOBAL ATLANTIC DISTRIBUTORS, LLC
# Statement of Financial Condition

| | | As of December 31, 2024 |
|---|---|---|
| **Assets** | | |
| Cash | $ | 727,074 |
| Money market securities | | 12,885,009 |
| Deferred tax asset | | 331,638 |
| Distribution and other service fees receivables | | 969,768 |
| Prepaid expenses | | 159,030 |
| **Total assets** | $ | **15,072,519** |
| **Liabilities and member's equity** | | |
| Payable to affiliates | $ | 4,007,660 |
| Commissions payable and accrued expenses | | 6,391,383 |
| Income taxes payable | | 886,827 |
| Total liabilities | | 11,285,870 |
| | | |
| Member's equity | | 3,786,649 |
| **Total liabilities and member's equity** | $ | **15,072,519** |

The accompanying notes are an integral part of this financial statement.

# Notes to Statement of Financial Condition

## Note 1.
## Description of Business

Global Atlantic Distributors, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("the SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Global Atlantic (Fin) Company ("the Parent" or "FinCo"). As a limited liability company, the Company's sole member is FinCo. The Company and the Parent are both domiciled in Delaware and owned by Global Atlantic Limited (Delaware) ("GALD"). GALD is owned by KKR & Co. Inc. ("KKR").

The Company acts as the principal underwriter and distributor of variable life insurance and variable annuity ("Variable") products, and other annuity products such as registered index-linked annuity ("RILA") products, (collectively, "variable life, variable and other annuity products") issued by Forethought Life Insurance Company ("FLIC"). The Company is also the principal underwriter of Variable products issued by Commonwealth Annuity and Life Insurance Company ("CWA"). Both FLIC and CWA (or, collectively, "the Insurance Affiliates") are wholly-owned subsidiaries of FinCo. The Company also offers common remitter services to certain retirement plan providers. The Company's business activity is based in the United States of America ("U.S.A.").

The Company also is engaged in distributing KKR-issued mutual funds and private placement of securities (KKR-issued products). Related to this business activity, the Company has wholesaling agreements with KKR Capital Markets LLC ("KCM"), an indirect subsidiary of KKR. KCM also is a registered broker-dealer with the SEC and member of FINRA.

## Note 2.
## Basis of Presentation

The statement of financial condition ("SOFC") is prepared in accordance with accounting principles generally accepted in the U.S.A. At December 31, 2024, the Company's SOFC includes certain accounts associated with affiliated entities. As a result, the SOFC may not be indicative of the Company's financial position had the Company existed as an unaffiliated entity. See **Note 4** for additional information.

## Note 3.
## Significant Accounting Policies

The Company's significant accounting policies include the use of estimates which is discussed below. All other significant accounting policies are included in the following footnotes:

| | |
|---|---|
| Transactions with Related Parties | Note 4 |
| Contingencies | Note 5 |
| Segment Reporting | Note 6 |
| Income Taxes | Note 7 |
| Net Capital Requirements | Note 8 |

**Use of Estimates**
Preparation of the SOFC requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities. Although these estimates and assumptions are based on the best available information, actual results could differ from those estimates.

**Cash.** As of December 31, 2024, the Company's operating cash is held in a business checking account with a third-party financial institution.

**Money market securities.** The Company invests its available operating cash in one money market mutual fund ("MMMF"). The MMMF is an open-end mutual fund registered under the Investment Company Act of 1940, as amended. In the fair value hierarchy as prescribed by FASB ASC 820, *Fair Value Measurements*, the MMMF is considered a Level 1 asset, whose value is based on unadjusted quoted prices for identical assets in an active and accessible market.

**Concentration of Risk.** The Company's money market securities of $12.9 million is invested in one MMMF not insured by any agency such as the Federal Deposit Insurance Corporation. The Company believes that the risk of loss is mitigated by its monitoring of the economic stability of the major institution managing the MMMF. The MMMF also has the stated goal of investing only in U.S. Treasury Obligations.

**Distribution and other service fees receivables.** As the distributor of Variable products issued by FLIC and CWA, the Company holds a distribution service fees receivable associated with third-party mutual funds under Rule 12b-1 of the Investment Company Act of 1940. This receivable is generated from distribution and marketing services rendered on behalf of mutual funds providing investment options for the Variable products. The Company's receivable for distribution service fees is supported by individual service agreements established with a select group of mutual fund companies. The Company also holds a separate service fees receivable associated with sales of KKR-issued products based on a contractual rate stated in the wholesaling agreements with KCM. See **Note 4** for additional information.

# Notes to Statement of Financial Condition

### Note 4.
## Transactions with Related Parties

The Company participates in intercompany agreements with the Insurance Affiliates and Global Atlantic Financial Company ("Service Co") by which the Company receives management and administrative support services required to conduct its business, and through which the Company provides underwriting and distribution services to FLIC and CWA.

These intercompany agreements result in the Company having intercompany balances on its SOFC.

Effective May 2, 2024, the Company has a master netting agreement with FLIC, CWA and Service Co which grants the right of offset for intercompany receivables and payables among these entities. As of December 31, 2024, the Company has a net payable with FLIC of $3.7 million. Related to the Company's business activities to distribute KKR-issued products, as of December 31, 2024, the Company has a payable with Service Co of $284 thousand and a service fees receivable from KCM of $314 thousand.

The Company also has a tax agreement with another affiliate. See **Note 7** for additional information.

### Note 5.
## Contingencies

The Company may, from time to time, be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the Company's business. As of December 31, 2024, the Company was not named in any pending litigations and therefore did not have a litigation reserve.

### Note 6.
## Segment Reporting

The Company is engaged in a single line of business as a broker-dealer distributor of products issued by the Insurance Affiliates and KKR. The Company's operations constitute a single operating segment, and therefore, a single reportable segment. The Company has identified its President as the chief operating decision maker ("CODM"). Because there is one reportable segment, the CODM manages the business using information of the Company as a whole. Related to the allocation of resources, information from the single reportable segment is used to monitor excess net capital (see Note 8), to ensure the Company maintains adequate levels of capital.

Total assets and liabilities of the reportable segment are the same as those presented in the SOFC.

### Note 7.
## Income Taxes

### Provision for Taxes
The Company is a party to a written agreement that sets forth the manner in which the total combined federal income tax is allocated to each entity that is part of a consolidated federal income tax return. The written tax agreement is between the Company and FinCo. In general, the allocation to the Company under the agreement is based on the separately computed liability of the Company with credit provided for losses used by other group members.

### Deferred Income Taxes
Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. As of December 31, 2024, the Company has a deferred tax asset of $0.3 million and has assessed that a valuation allowance is not required. The deferred tax asset relates to research and experimental expenditures required to be capitalized and amortized for tax return purposes.

### Unrecognized Tax Benefits
The Company recognizes tax positions in the SOFC only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the SOFC. The Company recognizes interest and penalties accrued related to unrecognized tax benefits as a component of its provision for taxes. As of December 31, 2024, the Company did not record a liability related to accounting for uncertainty in income taxes.

Since January 3, 2014, the Company is included in FinCo's federal, state and local income tax returns and files separate income tax returns in several state and local jurisdictions. All tax years since January 1, 2020 for the Company, and between January 1, 2011 and December 31, 2012 for Epoch Securities, Inc. ("Epoch"), remain open for examination. For reference, Epoch was an affiliated company which merged with the Company on December 31, 2015. Epoch also had been registered as a broker-dealer and member of FINRA.

## Notes to Statement of Financial Condition

### Note 8.
## Net Capital Requirements

The Company is a registered U.S. broker-dealer and is subject to Rule 15c3-1 under the Securities and Exchange Act of 1934 of the Securities and Exchange Commission ("SEC"), which specifies uniform minimum net capital requirements. The Company has elected to compute net capital in accordance with the "Alternative Net Capital Requirement" as permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined. As of December 31, 2024, the Company has regulatory net capital, as defined by Rule 15c3-1, of approximately $2.1 million, which exceeds the minimum amount required by $1.8 million.

As it relates to its common remitter services, the Company is in compliance with the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) which prescribes the maintenance of a "Special Account for the Exclusive Benefit of Customers." Additionally, as it relates to the computation for determination of reserve requirements, the Company is exempt from these requirements under the provisions of SEC Rule 15c3-3(k)(2)(i). Customer funds deposited in the common remitter bank account have not been commingled with the proprietary activities of the Company and the account has been used in accordance with the purpose stated in its application relating to a proposed expansion in business activities filed with, and approved by, the National Association of Securities Dealers in 2007.

Pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, because the Company's other business activities are limited to acting as principal underwriter and distributor of variable life, variable and other annuity products, wholesaler of mutual funds, and private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal reporting period without exception, the Company has no obligations under Rule 15c3-3.

### Note 9.
## Subsequent Events

Management of the Company has performed an evaluation of subsequent events through February 28, 2025, which is the date the SOFC was issued. As such, management has concluded that no subsequent events exist which require adjustments to or disclosure in the SOFC.